EXHIBIT (d)(2)

FORM OF EMPLOYMENT AND CONFIDENTIALITY AGREEMENT

This Employment and Confidentiality Agreement (this “Agreement”) is entered into as of May 15, 2002 by and among ____________ (“Employee”), Boron, LePore & Associates, Inc., a Delaware corporation (the “Company”), and Cardinal Health, Inc., an Ohio corporation (“Cardinal”).

Preliminary Statements:

A.  An Agreement and Plan of Merger is being entered into by and among Cardinal, Garden Merger Corp. and the Company, of even date herewith (the “Merger Agreement”), pursuant to which the Company will become a wholly owned subsidiary of Cardinal (the “Transaction”). References herein to the “Company” refer to the Company both before and after the Transaction.

B.  Employee acknowledges that a substantial portion of the consideration given by Cardinal pursuant to the Merger Agreement is attributable to the goodwill and know-how of the Company’s business.

C.  Cardinal and the Company desire to retain for themselves the benefits of Employee’s know-how, experience and services as set forth in this Agreement.

D.  In order to protect the goodwill and know-how of the Company’s business, Cardinal and the Company desire to obtain an agreement from Employee that, while Employee is employed by the Company and for a reasonable period thereafter, Employee will not compete against the Company or engage in certain other activities that would be harmful to the Company.

E.  As of the Effective Time (as defined in the Merger Agreement), the Company and Employee desire that Employee’s Employment Agreement with the Company dated as of _________ (the “Prior Employment Agreement”) be replaced and superceded in all respects by this Agreement.

F.  The Company and Employee desire to set forth in a written agreement the terms and conditions under which Employee will be employed by the Company after the consummation of the Transaction.

NOW, THEREFORE, in consideration of these premises and the mutual and dependent promises hereinafter set forth, the parties hereto, intending to be legally bound, agree as follows:

1.  Term.    For the period commencing upon the Effective Time, and continuing for a period ending on the [second][third] anniversary of the Effective Time (the “Employment Term”), unless earlier terminated as provided in Section 9, the Company shall employ Employee, and Employee agrees to be employed by the Company, subject to the terms and conditions hereof. Except as provided in the immediately succeeding sentence, this Agreement shall not take effect unless and until the Effective Time has occurred. As of the date hereof, Employee hereby waives any right he may have under the Prior Employment Agreement to terminate his employment with the Company under Section 8(a) of the Prior Employment Agreement and/or for Good Reason thereunder prior to the Effective Time, unless the Merger Agreement is terminated. If the Merger Agreement is terminated prior to the Effective Time, then this Agreement shall automatically terminate and shall be of no further force or effect.

2.  Employment Duties.    During the Employment Term, Employee shall work for the Company, as and with the title of ______________, Cardinal PTS Group with responsibility for the general management of such group or its successor, reporting to the ___________ or his or her successor. While employed hereunder, Employee shall perform in a reasonably competent, faithful and lawful manner such duties as shall be reasonably determined from time to time by the Board of Directors of the Company or its lawfully designated representative (the “Board”), consistent with Employee’s title and level of responsibility and authority hereunder. Employee shall devote Employee’s full business time, effort, skill and attention to the business of the Company, subject to the following paragraph. The duties of Employee to be performed under this Agreement shall be performed primarily at the office of the Company in Wayne, New Jersey (or such other location within 50 miles of Wayne), subject to reasonable travel requirements on behalf of the Company. Employee will sign from time to time Certificates of Compliance with Company Business Ethics Policies pursuant to Cardinal's usual practice for management employees.

Nothing contained herein shall be deemed to prevent or limit Employee’s right to (i) engage in religious, charitable or other non-profit activities, (ii) serve as a director of non-competing enterprises such as investment firms and emerging companies, (iii) participate in industry trade organizations and conferences, (iv) make passive investments in the securities of any publicly-owned corporation as contemplated by Section 6 hereof, or (v) make any other passive investments which do not conflict with Section 6 hereof, in each case which do not otherwise interfere in any material respect with Employee’s duties hereunder and provided that Employee shall in all cases comply with Sections 4, 5, 6 and 7 to the extent applicable.

3.  Compensation and Benefits.    In consideration of Employee’s services hereunder, Cardinal and/or the Company shall provide Employee with the following during the Employment Term:

(a)  Base Salary.    The Company shall pay Employee a base salary at the rate of ____________ dollars ($_______) per annum, subject to annual upward (but not downward) adjustments in the sole discretion of the Company. Such base salary shall be subject to applicable withholding, shall be payable in accordance with the general practices of the Company in the payment of salaries to its salaried employees (but not less frequently than monthly), and shall be prorated for partial months.

(b)  Bonuses; Plan Participation.

(i)  Cardinal Bonus Plan Participation.    Except as otherwise set forth in this Section 3(b), from and after the Effective Time, Employee shall be entitled to participate in the Cardinal Management Incentive Plan (“MIP”), on terms and conditions generally applicable to management personnel at Cardinal’s subsidiaries at comparable levels of base salary and management responsibility. Employee shall be entitled to receive an annual incentive bonus under the MIP targeted at seventy-five percent (75%)

of his base salary as from time to time in effect (the “MIP Target Bonus”) (and pro-rated with respect to the fiscal year of Cardinal in which the Effective Time occurs), payable at such intervals as the Company and Cardinal pay bonuses to their senior executives generally. Employee shall have input in establishing annual bonus objectives, but the establishment of such objectives shall be within the sole discretion of the President of Cardinal’s Pharmaceutical Technologies and Services group (the “PTS Group”). With respect to Cardinal’s fiscal year ending in 2003 only, Employee shall be entitled to receive at least a pro-rated minimum guaranteed bonus under the MIP equal to (A) _____ percent (___%) of Employee’s MIP Target Bonus, multiplied by (B) a fraction, the numerator of which is the number of days in Cardinal’s fiscal year ending in 2003 which occur after the Effective Time, and the denominator of which is 365; provided that, prior to the end of Cardinal’s fiscal year ending in 2003, Employee does not terminate his employment without Good Reason (as defined below) or such employment is not terminated by the Company for Cause (as defined below).

(ii)  2002 BLP Bonus.    The Compensation Committee of the Company Board has determined as of the date hereof that the Company has achieved performance criteria as set out on Exhibit A hereto. Consequently, with respect to the 2002 calendar year only, Employee shall be entitled to receive a pro-rated bonus under the BLP Group Companies Executive Bonus Plan (the “Prior Bonus Plan”), equal to the product of (A) Employee’s bonus entitlement under the Prior Bonus Plan as of the end of 2002 (with respect to both the base and over-achievement portions of such bonus), determined for this purpose based on (x) the bonus amount for the 2002 calendar year scheduled on Exhibit A hereto, and (y) Employee’s allocation of the aggregate over-achievement cash pool of ___%, as such pool is set out on Exhibit A hereto, and (B) a fraction, the numerator of which is the number of days in the 2002 calendar year up to and including the Effective Time, and the denominator of which is 365 (the “BLP Bonus Payment”); provided that, prior to December 31, 2002, Employee does not terminate his employment without Good Reason or such employment is not terminated by the Company for Cause. The BLP Bonus Payment shall be paid to Employee in January, 2003. No other payment or benefit shall be payable under or with respect to the Prior Bonus Plan other than as specifically set forth herein, and from and after the Effective Time, Employee acknowledges that the Prior Bonus Plan shall be terminated, and he shall have no further rights thereunder to payment or otherwise.

(c)  Transition Period Performance Bonus.    In the event that the Company achieves the business plan objectives established for the Company by Cardinal for Cardinal’s fiscal year ending in 2003, as determined by the President of the PTS Group, Employee shall receive a bonus of ____________ dollars ($_______). In the event that such business objectives are not achieved, Employee shall receive instead a bonus of ____________ dollars ($_______). Any bonus payable under this Section 3(c) shall be paid to Employee at such time as Cardinal pays bonuses to its employees under the MIP with respect to its fiscal year ending in 2003; provided that, prior to the end of Cardinal’s fiscal year ending in 2003, Employee does not terminate his employment without Good Reason or such employment is not terminated by the Company for Cause.

(d)  Stock Options.    Effective as of the Effective Time, Cardinal shall grant to Employee (i) an option to purchase ______ common shares, without par value, of Cardinal having a per share exercise price equal to the closing price of such shares as reported on the NYSE on the date on which the Effective Time occurs and otherwise being subject to and pursuant to the terms and conditions of the Option Agreement attached hereto as Exhibit B and the corresponding Cardinal Equity Incentive Plan, as amended (the “EIP Plan”) and (ii) an option to purchase ______ common shares, without par value, of Cardinal having a per share exercise price equal to the closing price of such shares as reported on the NYSE on the date on which the Effective Time occurs and otherwise being subject to and pursuant to the terms and conditions of the Option Agreement attached hereto as Exhibit C and the Cardinal EIP Plan. Employee shall be considered for additional option grants during the Employment Term on the same basis and with the same frequency as other executives employed at subsidiaries of Cardinal at comparable levels of base salary and management responsibility. Cardinal confirms that any shares issued upon exercise of such options by Employee or his successors or permitted transferees will be registered under the Securities Act of 1933, as amended.

(e)  Health and Other Benefits.    Employee shall be entitled to participate in the health, life, medical, dental, vision, pension, profit sharing, 401(k), disability insurance and other benefit plans generally offered to the management personnel of Cardinal subsidiaries from time to time and on a basis at least as favorable as that offered to executive officers of Cardinal subsidiaries having comparable levels of base salary and management responsibility, in accordance with the standard terms and conditions of such plans, if any, as such plans may be amended from time to time; provided, however, that Employee shall remain a participant in the Company’s benefit plans until Cardinal benefits are provided to the Company employees generally.

(f)  Vacation.    Employee shall be entitled to ___ days of paid vacation and ten (10) days of paid holidays (six (6) fixed and four (4) floating) during each calendar year.

(g)  Prior Service.    Employee shall be entitled to receive credit for the length of time of service Employee performed at the Company prior to the Effective Time in determining Employee’s eligibility to receive benefits from the Company and/or Cardinal.

(h)  Directors’ and Officers’ Insurance.    Cardinal confirms that Employee will be covered by Cardinal’s directors and officers insurance for the period that Employee is an elected officer of the Company, on the terms and subject to the conditions thereof.

(i)  Conferences and Professional Organizations.    The Company shall reimburse Employee for all fees and reasonable expenses associated with membership in professional or trade organizations or associated with attendance at professional or industry conferences, exhibits, seminars or trade shows, in each case as is customary for officers of Cardinal subsidiaries having comparable levels of base salary and management responsibility.

(j)  Benefits Not in Lieu of Compensation.    No benefit or perquisite provided to Employee shall be deemed to be in lieu of base salary, bonus, or other compensation.

(k)  Expenses.    Upon Employee’s submission of proper supporting documentation, the Company will promptly reimburse Employee for all items of travel and other expenses which were reasonably incurred by Employee in performing services on behalf of the Company or any Company Affiliate (defined below) and which meet the then-standard criteria of Cardinal for reimbursing expenses as provided to Employee in advance of incurring such expenses.

(l)  Automobile Allowance.    During the Employment Term, the Company shall provide an automobile allowance to Employee pursuant to Company policies as in effect from time to time, with the amount payable with respect to this Section 3(l) not to exceed _____ dollars ($_______) per month.

(m)  Country Club Dues.    During the Employment Term, the Company shall pay agreed-upon club dues and initiation fees by the Employee pursuant to Company policies as in effect from time to time, with the amount payable with respect to this Section 3(m) not to exceed _____ dollars ($_______) per year.

(n)  Split Dollar Arrangements.    With respect to the split dollar insurance policy for the benefit of Employee and the Split Dollar Agreement between the Company and Employee dated August 1, 2001 thereunder (the “Split Dollar Policy”), the parties hereto hereby agree to terminate the Split Dollar Policy under Section 4(a) of the Split Dollar Policy pursuant to the “mutual written consent” of the parties thereto (Employee agrees to cause the Owner thereunder to terminate by “mutual written consent” as well). Employee acknowledges that the consequences of the termination of the Split Dollar Policy under such circumstances are set forth herein. After such termination, Employee (or the Owner) shall have the right to repay to the Company, within 60 days after the date of termination, all premiums paid by the Company under the Split Dollar Policy, and to retain the Split Dollar Policy (and in such event, the Company shall no longer have any obligations under the Split Dollar Policy). If Employee (or the Owner) fails to repay such premium amounts to the Company within 60 days after the termination of the policy, then the Company shall refund to Employee all premium payments (if any) made personally by Employee or the Owner under the Split Dollar Policy, and the Employee and/or Owner shall take all necessary actions to vest ownership of the Split Dollar Policy in the Company, and the Employee will not have further obligations under the Split Dollar Policy thereafter.

4.  Confidential Information.    From and after the Effective Time (including following the termination of Employee’s employment), Employee shall not disclose to any person, association, firm, corporation or other entity (other than the Company, Cardinal or any other direct or indirect subsidiary of Cardinal (Cardinal and Cardinal’s other subsidiaries are referred to herein as “Company Affiliates”) or in the routine performance of Employee’s duties as an employee of the Company or any Company Affiliates), in any manner, directly or indirectly, any confidential or proprietary information or data of the Company or any Company Affiliates, whether of a technical or commercial nature (“Confidential Information”), or use or assist any person, association, firm, corporation or other entity (other than the Company, any Company Affiliates or their employees) to use, in any manner, directly or indirectly, any Confidential Information. As used in this Agreement, Confidential Information includes but is not limited to any and all (a) computer software proprietary to the Company or any Company Affiliates, together with all documentation for any such software; (b) confidential, proprietary or trade secret information submitted to the Company or any Company Affiliates in confidence by their suppliers, employees, consultants, customers or others; and (c) information of the Company or any Company Affiliates concerning operations, suppliers, customers or prospects, terms and conditions of sale and prices, technical knowledge relating to customer requirements and knowledge of markets for their products and services. Employee acknowledges that all information, whether falling within the above definition or otherwise, shall be presumed to be Confidential Information if the Company or any Company Affiliates takes measures designed to prevent it, in the ordinary course of business, from being available to persons other than those selected by the Company or any Company Affiliates to have access thereto for limited purposes. All information disclosed to Employee or to which Employee obtains (or has obtained) access, at any time during Employee’s employment with the Company or any Company Affiliates, which Employee has reasonable basis to believe to be Confidential Information, or which Employee has reasonable basis to believe the Company or any Company Affiliates treats as being Confidential Information, shall be presumed to be Confidential Information. Notwithstanding the foregoing, “Confidential Information” shall not include any information that is generally known in the industry or that becomes known in the industry through sources other than Employee, or information received by Employee from a third party not known to him to be under an obligation of confidentiality to the Company. Furthermore, nothing in this Section 4 will be deemed to prevent the Employee from disclosing Confidential Information (A) if compelled to disclose by any authorized government entity under pain of liability for contempt or other censure or penalty, including subpoena or other similar court process; (B) as otherwise required by law or the rules, regulations or orders of any applicable regulatory body; or (C) as otherwise necessary, in the opinion of counsel for the Employee, to be disclosed by the Employee in connection with the prosecution of any legal action or proceeding initiated by the Employee against the Company or any of the Company Affiliates, or the defense of any legal action or proceeding initiated against the Employee; provided, however, that in each case the Employee shall give prior written notice of such disclosure to the Company in order for the Company to take reasonable and lawful action to avoid and/or minimize the extent of such disclosure, including seeking a protective order. For the purposes of this Section 4, information will not be deemed to be publicly available because individual features or combinations thereof are publicly available.

5.  Inventions and Innovations.    Employee agrees to communicate to the Company, promptly and fully, and to assign to the Company, all inventions and technical or business innovations, developed or conceived solely by Employee, or jointly with others, while employed by the Company or any Company Affiliate, which are within the scope of the Company’s or any Company Affiliate’s business, or which were developed on the time of the Company or any Company Affiliate, or which utilized materials or information of the Company or any Company Affiliate. Employee further agrees to execute all necessary papers and otherwise to assist the Company, at the Company’s sole expense, to obtain patents or other legal protection as the Company deems fit, and to assist in perfecting in the Company all rights granted to it hereunder. As to any such inventions and technical or business innovations, said inventions and innovations are to be the property of the Company, whether or not patented, copyrighted or published. Both the Company and Employee intend that all original works of authorship created by Employee while in the employ of the Company or any Company Affiliate will be works for hire within the meaning of applicable copyright laws and shall belong to the Company.

6.  Noncompetition.    Employee covenants and agrees (the “Noncompetition Covenant”) that in consideration, among other things, of the severance payments specified in Section 10(b) below, during the Restricted Period (as defined below), Employee shall not, directly or indirectly, whether as an individual on Employee’s own account, or as a shareholder, owner, member, partner, joint venture, manager, director, officer, employee, consultant and/or agent of a third party:

(a)  enter into or engage in any Competitive Activity;

(b)  solicit customers or business patronage which results in any Competitive Activity;

(c)  promote or assist, financially or otherwise, any person, firm, association, corporation or other entity engaged in any Competitive Activity; or

(d)  except on behalf of the Company or any Company Affiliates, employ or engage, whether as an employee, officer, manager, partner, director, agent, consultant or independent contractor, or solicit the employment or engagement of, any person who is, as of the date on which Employee’s employment terminates, or was, at any time during the six-month period prior to such termination, an employee, officer, manager, partner or director of the Company or any Company Affiliates; provided, however, that the foregoing Noncompetition Covenant shall not be deemed to have been violated solely by the ownership by Employee of shares of any class of capital stock of any publicly-traded corporation so long as the aggregate holdings of Employee in such publicly-traded corporation represent less than five percent (5%) of such corporation’s outstanding capital stock.

(e)  For purposes of this Agreement:

(i)  “Restricted Period” means (i) the period that Employee has an employment or consulting relationship with the Company or any Company Affiliates (whether pursuant to an express or implied contract) plus (ii) the eighteen-month period following the termination of all of Employee’s relationships with the Company and all Company Affiliates.

(ii)  “Competitive Activity” means any business or other endeavor in any Covered Jurisdiction (defined below) of a kind conducted by the Company or any Company Affiliate included in the PTS Group while Employee is or was consulting with or employed by the Company or any such Company Affiliate and which the Company or any such Company Affiliate was engaged in as of the date on which Employee’s employment or consulting relationship terminates or during the six-month period prior to such termination.

(iii)  “Covered Jurisdictions” means the United States plus (i) during the Employment Term and any additional period that Employee has an employment or consulting relationship with the Company or any Company Affiliate, all countries in the world and (ii) following the date of termination of all of Employee’s employment and consulting relationships with the Company or any Company Affiliate, only those countries in which the Company or any Company Affiliate included in the PTS Group was doing business on the date of such termination or at any time during the six-month period prior to the date of such termination.

7.  Covenant Not to Take Certain Actions.    During the Restricted Period, Employee shall not knowingly take any action that would impair the value of the business or assets of the Company or any Company Affiliates, including, without limiting the generality of the foregoing, any action that would interfere with contractual relationships of the Company or any Company Affiliates with customers, suppliers, employees or others, or any action that would result in material harm to the reputation of the Company or any Company Affiliates. It is understood that acts taken by Employee in the good faith performance of Employee’s duties as specified in this Agreement shall not provide the Company with any claim under this Section 7.

8.  Acknowledgements Respecting Restrictive Covenants.    Employee acknowledges and agrees that: (a) the covenants contained in Sections 4, 5, 6 and 7, including without limitation the Noncompetition Covenant, are being given to protect the goodwill, trade secrets and other Confidential Information of the Company; (b) because of the nature of the business in which the Company and the Company Affiliates are engaged (and will be engaged after the Effective Time) and because of the nature of the Confidential Information to which Employee has access, it would be impractical and excessively difficult to determine the actual damages of the Company and the Company Affiliates in the event Employee breached any of such covenants; and (c) remedies at law (such as monetary damages) for any breach of Employee’s obligations under such covenants would be inadequate. Employee therefore agrees and consents that, if Employee commits any breach of a covenant under Section 4, 5, 6 or 7 or threatens to commit any such breach, the Company shall have the right (in addition to, and not in lieu of, any other right or remedy that may be available to it) to temporary and permanent injunctive relief from a court of competent jurisdiction, without posting any bond or other security and without the necessity of proof of actual damage. With respect to any provision of Section 4, 5, 6 or 7 finally determined by a court of competent jurisdiction to be unenforceable, Employee and the Company hereby agree that such court shall have jurisdiction to reform this Agreement or any provision hereof so that it is enforceable to the maximum extent permitted by law, and the parties agree to abide by such court’s determination. If any provision of Section 4, 5, 6 or 7 is determined to be wholly or partially unenforceable in any jurisdiction, such determination shall not be a bar to or in any way diminish the Company’s right to enforce any such provision in any other jurisdiction.

9.  Termination of Employment.    Employee’s employment hereunder may be terminated during the Employment Term under the following circumstances:

(a)  Termination by Company for Cause.    Notwithstanding anything contained herein to the contrary, the Company shall have the right to terminate Employee’s employment with the Company and all Company Affiliates for Cause (as defined below), such termination to be effective upon the giving of notice of termination by the Company to Employee, subject to the notice and cure provisions of Sections 9(a)(i) and 9(a)(ii) below. For purposes of this Agreement, the term “Cause” shall mean:

(i)  Employee’s commission of a material breach of any term of this Agreement and failure to cure such breach within thirty (30) days after receiving written notice from the Board (specifying the term of this Agreement that Employee has breached and the action or conduct that constitutes such breach) demanding that such breach be cured; or

(ii)  Employee’s engagement in fraud or embezzlement with respect to the Company or any Company Affiliates; engagement in other willful misconduct that has caused material damage to the Company or any Company Affiliates; or commission of an act or repeated acts which violated Cardinal’s Ethics Guide, as from time to time in effect which (i) has caused material damage to the Company or any Company Affiliates (provided that if such violation is capable of cure, Employee has failed to cure the same within ten (10) days after written notice thereof from the Board) or (ii) has a reasonable probability of causing material damage to the Company or any Company Affiliate, and Employee has failed to cease the activity giving rise to such violation within ten (10) days after written notice thereof from the Board.

For purposes of this Section, no act or failure to act, on Employee’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. The failure of the Employee to meet the goals set forth in any business plan or other financial goals shall not in any event, in and of itself, be deemed to constitute Cause.

(b)  Termination by Company Without Cause.    In addition to the Company’s termination rights in Section 9(a), the Company may terminate Employee’s employment with the Company and all Company Affiliates at any time during the Employment Term without Cause pursuant to this Section 9(b), which termination shall be effective upon the giving of at least 30 days’ prior written notice of such termination by the Company to Employee.

(c)  Death.    Employee’s employment with the Company and all Company Affiliates shall terminate upon his death.

(b)  Disability.    Employee’s Employment with the Company and all Company Affiliates shall terminate upon his Disability. For purposes of this Agreement, “Disability” shall mean the incapacity of Employee due to physical or mental illness or other physical disability such that a physician selected by agreement of Employee (or Employee’s legal guardian) and the Company determines that it is more likely than not that Employee will be unable to fully perform Employee’s duties hereunder and that such incapacity will continue for a period of at least one hundred eighty (180) days. If Employee (or Employee’s legal guardian) and the Company are unable to agree upon the selection of a physician, then each shall select a physician and a third physician selected by agreement of these two physicians shall make the determination whether such incapacity will continue for a period of at least one hundred eighty (180) days.

(e)  Termination by Employee.    Upon the giving of at least thirty (30) days prior written notice by Employee, Employee may terminate his employment with the Company for any reason, including but not limited to Good Reason. For purposes of this Agreement, “Good Reason” shall mean:

(i)  The Company’s requiring Employee, without his express written consent, to perform his primary duties at a location more than fifty (50) miles away from Wayne, New Jersey; or

(ii)  Any breach by the Company or Cardinal of any of their material obligations (excluding any obligations of the Company in Section 2) under this Agreement, which breach has not been cured within thirty (30) days after written notice from Employee, or any breach of the first sentence of Section 3(d) hereof.

10.  Compensation Upon Termination.

(a)  Termination by the Company for Cause, Upon Death or Disability or by Employee Without Good Reason.    If Employee’s employment is terminated by the Company pursuant to Section 9(a), upon his death pursuant to Section 9(c), upon his Disability pursuant to Section 9(d) or by Employee pursuant to Section 9(e) other than for Good Reason, no payment of any compensation pursuant to Section 3 hereof shall be made to or on behalf of Employee, except, to the extent unpaid, payment for services (at Employee’s then-annual base salary) previously rendered to the Company by Employee prior to the date of such termination, payment of any employee benefits in which Employee’s interest is then vested, and payments of unpaid expense reimbursements to the extent Section 3(k) is complied with (the “Accrued Benefits”). Further, if Employee’s employment is terminated due to Employee’s death or Disability, the Company shall pay the Employee (or the Employee’s estate, if applicable) the guaranteed bonus provided in the last sentence of Section 3(b)(i), the bonus provided for in Section 3(b)(ii) and the guaranteed bonus provided for in Section 3(c), in each case, if and to the extent not already paid at such time as such amounts would otherwise have been payable under such Section.

(b)  Termination by the Company Without Cause or by Employee for Good Reason.    In the event of a termination of Employee’s employment by the Company without Cause or by Employee for Good Reason, the Company shall pay to, or shall maintain on behalf of (as applicable), Employee, as additional consideration for Employee’s covenants in Section 6, the following payments or benefits (but no other payments of benefits, other than the Accrued Benefits):

(i)  The Company shall pay Employee’s then-annual base salary during the twelve-month period commencing on the date of termination, payable in the same manner as base salary pursuant to Section 3(a); and

(ii)  The Company shall pay Employee’s, and Employee’s family’s, portion of the COBRA premiums for or with respect to Employee’s medical, dental and vision insurance benefits through the twelve-month period commencing on the date of termination, to the extent COBRA is properly elected and applicable; and

(iii)  If and to the extent not already paid, the Company shall pay to Employee the guaranteed bonus provided in the last sentence of Section 3(b)(i), the bonus provided for in Section 3(b)(ii), and the guaranteed bonus provided for in Section 3(c) of this Agreement on or prior to 30 days after the end of Cardinal’s fiscal year ending in 2003 (or, in the case of Section 3(b)(ii), on or prior to January 31, 2003).

(c)  No Mitigation.    Except as set forth in Section 10(b)(ii), Employee shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for herein be reduced by any compensation earned by Employee as a result of employment by another employer or by retirement benefits after the date of termination of Employee’s employment.

11.  Obligations of Cardinal and the Company.    The obligations of the Company and Cardinal are intended to be joint and several. If, for any reason, either the Company or Cardinal does not, or is unable to, honor its obligations under this Agreement, the other party shall satisfy all obligations not honored by the other party.

12.  Successors.    This Agreement shall be binding on and inure to the benefit of Employee, Employee’s heirs, executors, administrators and other legal representatives and shall be binding on and inure to the benefit of the Company, Cardinal, all Company Affiliates and their respective successors and assigns. If Employee should die while any amounts would still be payable to him pursuant to Section 10(b)(i) hereof if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of such section to his designee or, if there be no such designee, to his estate.

13.  Assignment.    This Agreement, and the rights, duties and obligations hereunder, may not be assigned or otherwise transferred by Employee. The Company and Cardinal will require any successor to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to Employee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. In addition, the Company may assign this Agreement to any Company Affiliate as part of any corporate restructuring of Cardinal. Except as otherwise contemplated by the foregoing, the Company and Cardinal may not assign this Agreement without the prior written consent of Employee.

14.  Miscellaneous.    The failure of either party at any time or from time to time to require performance of the other party’s obligations under this Agreement shall in no manner affect the right to enforce any provision of this Agreement at a subsequent time, and the waiver of any rights arising out of any breach shall not be construed as a waiver of any rights arising out of any subsequent or prior breach. The covenants and agreements of the parties contained in this Agreement shall survive and remain in full force and effect in accordance with their respective provisions beyond the date of termination of Employee’s employment with the Company and all Company Affiliates to the extent contemplated hereby. Employee agrees to inform any prospective new employer (other than any Company Affiliates), before accepting employment, of the terms of this Agreement and Employee’s continuing obligations under Sections 4, 5, 6 and 7.

15.  Gender.    Whenever the context of this Agreement requires, words used in the singular shall be construed to mean and include the plural and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine, or neuter gender.

16.  Amendments.    No amendment, modification or waiver of any provision of this Agreement shall be effective unless in writing and signed by the Company and Employee and consented to in writing by Cardinal.

17.  Notices.    All notices, requests, demands and other communications required or permitted under this Agreement shall be deemed to have been duly given and made if in writing and served either by personal delivery or mailed, postage prepaid, registered or certified mail, return receipt requested, to the party for whom it is intended or one business day after having been dispatched by an overnight courier service bearing the address set forth in this Agreement for, or such other address as may be designated in writing hereafter by, such party: (a) if to Employee, to the most recent address on the records of the Company; or (b) if to the Company, c/o Senior Vice President — Human Resources, Cardinal PTS Group, 645 Martinsville Road, Suite 202, Basking Ridge, NJ 07920 or any subsequent location of the Cardinal PTS Group from time to time; provided, however, that any notice to the Company shall be effective only if a simultaneous notice is given or sent in the same manner to Cardinal Health, Inc., 7000 Cardinal Place, Dublin, Ohio 43017, Attention: General Counsel.

18.  Counterparts.    This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall be one and the same instrument.

19.  Applicable Law.    This Agreement will be governed by, and construed in accordance with, the laws of the State of New Jersey, without reference to principles of conflict of laws.

20.  Jurisdiction.

(a)  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of New Jersey covering Wayne and, to the extent such United States District Court does not have jurisdiction, the state courts of New Jersey, for the purpose of any suit, claim, action, arbitration, hearing, investigation, charge, complaint, demand or proceeding (each an “Action”) arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect of such Action may be heard and determined exclusively in federal court or, to the extent provided above, New Jersey state court sitting in the City of Morristown. Each of the parties hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)  Each of the parties hereto irrevocably consent to the services of any summons and complaint and any other process in any other Action relating to the transactions contemplated hereby, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 20 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

21.  Supercession.    This Agreement supercedes and replaces any prior agreement, understanding or communication, whether oral or written, relating to the subject matter of this Agreement, including but not limited to the Prior Employment Agreement which is hereby terminated effective as of the Effective Time and is waived in part upon the execution of this Agreement as set forth in Section 1.

22.  Severability; Reformation.    Whenever there is any conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring them within the requirements of the law. In the event that any provision of this Agreement shall be held by a court of competent jurisdiction to be indefinite, invalid, void or voidable or otherwise unenforceable, the balance of this Agreement shall continue in force and effect unless such construction would clearly be contrary to the intentions of the parties.

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IN WITNESS WHEREOF, the parties have executed or caused to be executed this instrument on the date first above written.

EMPLOYEE:

EMPLOYEE

BORON, LEPORE & ASSOCIATES, INC.

By:

Title:

CARDINAL HEALTH, INC.

By:

Title: